May 30, 2001


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       INTERIM REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                  NISOURCE INC.
                                801 E. 86TH AVE.
                             MERRILLVILLE, IN 46410

                                FILE NO. 70-9681

Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated November 1, 2000, authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended, the undersigned hereby certifies to the Commission that:

1. The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale

          None

2. The total number of shares of common stock issued or issuable under options granted during the quarter under NiSource Inc.'s benefit plans or otherwise

          967,093 shares

3. If common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer

          None

4. The amount and terms of any long-term debt, preferred stock or other preferred or equity-linked securities, or short-term debt, issued directly or indirectly by NiSource during the quarter

          Please see Exhibit 1

5. The amount and terms of any short-term debt issued directly or indirectly by any utility subsidiary during the quarter

          Please see Exhibit 2

6. The amount and terms of any financing consummated by any non-utility subsidiary during the quarter that are not exempt under rule 52

          None

7. The name of the guarantor and of the beneficiary of any NiSource guarantee or non-utility subsidiary guarantee issued during the quarter, and the amount, terms and purpose of the guarantee

          NiSource issued $174,680,000 of guarantees during the quarter ended 3-31-01.

8. The notional amount and principal terms of any interest rate hedge or anticipatory hedge entered into during the quarter and the identity of the parties to such instruments

          None.

9. The name, parent company, and amount invested in any new intermediate subsidiary or financing subsidiary during the quarter

          None.

10. A list of Form U-6B-2 statements filed with the commission during the quarter, including the name of the filing entity and the date of the filing

          None.

11. Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including NiSource, that has engaged in financing transactions during the quarter

          Please see the attached balance sheets for NiSource Inc., Northern Indiana Public Service Company, Bay State Gas Company, Northern Utilities, Kokomo Gas and Fuel and Northern Indiana Fuel and Light.


                                Very truly yours,


                                NiSource Inc.


                                By:      /s/ J. W. Grossman
                                    ----------------------------------------
                                         J. W. Grossman, Vice President
                                         and Controller

                                                                     EXHIBIT # 1
                                  NISOURCE INC.
                       INTERIM REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                     ITEM #4

                               AMOUNT ISSUED DURING         AMOUNT
                                       FIRST              OUTSTANDING           TYPE OF DEBT
          COMPANY                 QUARTER OF 2001       MARCH 31, 2001           OR SECURITY              TERMS
NiSource Finance Corp.              762,532,000          2,202,091,000         Short-term Debt      Commercial paper borrowing
                                                                                                    With a weighted average
                                                                                                    interest rate of 5.86%

                                                                     EXHIBIT # 2
                                  NISOURCE INC.
                       INTERIM REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                     ITEM #5


                                                                                       INTER-COMPANY DEBT           WEIGHTED
                                                                                          OUTSTANDING               AVERAGE
LENDING COMPANY                     BORROWING SUBSIDIARY                              AT MARCH 31, 2001           INTEREST RATE
NiSource Inc.                Northern Indiana Public Service Company                     329,539,000                  5.79%
NiSource Inc.                Kokomo Gas & Fuel Company                                    5,249,000                   5.79%
NiSource Inc.                Northern Indiana Fuel and Light                               700,000                    5.79%
NiSource Inc.                Bay State Gas Company                                       177,200,000                  5.79%
Bay State Gas Company        Northern Utilities, Inc.                                     26,250,000                  5.79%

                                                                      EXHIBIT #3
                                  NiSource Inc.
                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                                File No. 70-9681
                                    Item #11

As of March 31, (in thousands)                                             2001
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                 $ 15,910,922
        Less - accum. provision for depreciation                     (7,423,450)
--------------------------------------------------------------------------------
          Total Utility Plant - net                                   8,487,472
--------------------------------------------------------------------------------
 United States cost center                                              940,156
 Canadian cost center                                                    19,555
        Less - accum. provision for depreciation                        (17,910)
--------------------------------------------------------------------------------
 Net Gas and Oil Producing Properties                                   941,801
--------------------------------------------------------------------------------
     Other property, at cost, less accum. provision for depletion        84,550
--------------------------------------------------------------------------------
          Total Property, Plant and Equipment                         9,513,823
--------------------------------------------------------------------------------
INVESTMENTS:
     Investments at equity                                               44,834
     Investments at cost                                                 65,027
     Other investments                                                   33,481
     Other accounts receivable, non-current                              20,397
     Net assets of discontinued operations                              521,971
     Assets held for sale                                                32,041
--------------------------------------------------------------------------------
          Total Investments                                             717,751
--------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                          111,802
     Special funds                                                        1,232
     Notes receivable                                                     3,081
     Accounts receivable - less reserve                               1,803,944
     Other receivables                                                   33,659
     Gas adjustment clause                                              179,998
     Material and supplies at average cost                               71,686
     Electric production fuel, at average cost                           27,083
     Natural gas in storage - weighted average                          113,395
     Price risk management asset                                        302,867
     Exchange gas receivable                                            650,804
     Prepayments and other                                              348,676
--------------------------------------------------------------------------------
          Total Current Assets                                        3,648,227
--------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                  554,868
     Intangible assets                                                3,620,658
     Deferred charges and other                                         439,936
--------------------------------------------------------------------------------
          Total Other Assets                                          4,615,462
--------------------------------------------------------------------------------
 TOTAL ASSETS                                                      $ 18,495,263
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shares without par value                                $    2,065
      Additional paid-in-capital                                      2,592,698
      FAS133 Other comprehensive inc.                                    28,731
      Foreign currency translation adjustment                            (3,513)
      Retained earnings                                                 829,618
      Retained earnings - current year                                  188,825
      Dividends: Common shares                                         (119,730)
PREFERRED STOCKS:
      Series without mandatory redemption provisions                     83,631
      Series with mandatory redemption provisions                        49,124
      Preferred security of a subsidiary trust                          345,000
      Long-term debt excluding amt due within one year                5,799,340
--------------------------------------------------------------------------------
          Total Capitalization                                        9,795,789
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Short-term debt                                                 2,266,538
      Accounts payable                                                  741,750
      Dividends declared on common and preferred stock                   61,358
      Customer deposits                                                  33,837
      Taxes accrued                                                     357,735
      Interest accrued                                                  149,058
      Gas cost adjustment clause                                        203,635
      Accrued employment costs                                           40,692
      Risk management liability                                         244,518
      Refunds due customers within one year                               8,988
      Regulatory liabilities                                              7,903
      Exchange gas payable                                              389,532
      Current deferred revenue                                          423,314
      Accrued deferred income tax                                        29,094
      Other accruals                                                    447,960
--------------------------------------------------------------------------------
          Total current liabilities                                   5,405,912
--------------------------------------------------------------------------------
OTHER:
      Risk management liability                                          28,156
      Deferred income taxes                                           1,866,251
      Deferred investment tax credits                                   112,010
      Customer advances                                                  21,099
      Deferred credits                                                  358,681
      Post retirement benefits accrued                                  278,203
      Regulatory income tax liability                                    34,904
      Base gas sales non-current                                         11,786
      Deferred revenue                                                  526,060
      Other non-current liabilities                                      56,412
--------------------------------------------------------------------------------
          Total other                                                 3,293,562
--------------------------------------------------------------------------------
TOTAL LIABILITIES                                                   $18,495,263
================================================================================

                                                                     EXHIBIT #4
                     Northern Indiana Public Service Company
                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                                File No. 70-9681
                                    Item #11

As of March 31, (in thousands)                                            2001
-------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                 $ 6,116,259
        Less - accum. provision for depreciation                    (3,227,959)
-------------------------------------------------------------------------------
          Total Utility Plant - net                                  2,888,300
-------------------------------------------------------------------------------
     Other property, at cost, less accum. depreciation                   2,410
-------------------------------------------------------------------------------
          Total Property, Plant and Equipment                        2,890,710
-------------------------------------------------------------------------------
INVESTMENTS:
     Investments at cost                                                   996
-------------------------------------------------------------------------------
          Total Investments                                                996
-------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                          15,726
     Special funds                                                       1,232
     Accounts receivable - less reserve                                279,825
     Accounts receivable - associated companies                         23,609
     Gas adjustment clause                                             104,735
     Material and supplies at average cost                              45,014
     Electric production fuel, at average cost                          27,083
     Natural gas in storage - weighted average                          16,201
     Price risk management asset                                        31,143
     Prepayments and other                                              37,755
-------------------------------------------------------------------------------
          Total Current Assets                                         582,323
-------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                 178,231
     Deferred charges and other                                        211,308
-------------------------------------------------------------------------------
          Total Other Assets                                           389,539
-------------------------------------------------------------------------------
 TOTAL ASSETS                                                      $ 3,863,568
===============================================================================

CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shares without par value                                 $ 859,488
      Additional paid-in-capital                                         12,525
      FAS133 Other comprehensive income                                     330
      Retained earnings                                                 186,360
      Retained earnings - current year                                   87,763
      Dividends: Preferred shares                                        (1,881)
      Dividends: Common shares                                         (109,000)
PREFERRED STOCKS:
      Series without mandatory redemption provisions                     81,114
      Series with mandatory redemption provisions                        49,124
      Long-term debt excluding amount due within one year               901,846
--------------------------------------------------------------------------------
          Total Capitalization                                        2,067,669
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Notes payable to associated companies                             328,700
      Short-term debt                                                    15,000
      Accounts payable                                                  146,510
      Accounts payable - associated companies                            71,786
      Sinking funds due in one year                                       4,578
      Dividends declared on common and preferred stock                   59,862
      Customer deposits                                                  29,497
      Taxes accrued                                                     141,656
      Interest accrued                                                   14,757
      Accrued employment costs                                           39,892
      Price risk management liability                                    34,981
      FAS133 Current regulatory liability                                   362
      Other accruals                                                     39,404
--------------------------------------------------------------------------------
          Total current liabilities                                     926,985
--------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                             554,694
      Deferred investment tax credits                                    76,708
      Deferred credits                                                   52,720
      Post retirement benefits accrued                                  151,170
      Other non-current liabilities                                      33,622
--------------------------------------------------------------------------------
          Total other                                                   868,914
--------------------------------------------------------------------------------
TOTAL LIABILITIES                                                   $ 3,863,568
================================================================================

                                                                     EXHIBIT #5
                              Bay State Gas Company
                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                                File No. 70-9681
                                    Item #11

As of March 31, (in thousands)                                             2001
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                  $ 1,120,960
        Less - accum. provision for depreciation                       (243,273)
--------------------------------------------------------------------------------
          Total Utility Plant - net                                     877,687
--------------------------------------------------------------------------------
     Other property, at cost, less accum. depreciation                      209
--------------------------------------------------------------------------------
          Total Property, Plant and Equipment                           877,896
--------------------------------------------------------------------------------
INVESTMENTS:
     Investments at equity                                              112,164
     Investments at cost                                                     32
--------------------------------------------------------------------------------
          Total Investments                                             112,196
--------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                           10,946
     Notes receivable                                                       167
     Accounts receivable - less reserve                                 109,035
     Accounts receivable - associated companies                           1,936
     Gas adjustment clause                                               44,659
     Material and supplies at average cost                                4,538
     Natural gas in storage - weighted average                            8,551
     Prepayments and other                                                3,579
--------------------------------------------------------------------------------
          Total Current Assets                                          183,411
--------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                    8,203
     Intangible assets                                                    2,651
     Deferred charges and other                                          39,687
--------------------------------------------------------------------------------
          Total Other Assets                                             50,541
--------------------------------------------------------------------------------
 TOTAL ASSETS                                                       $ 1,224,044
================================================================================

--------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Additional paid-in-capital                                     $  523,773
      Retained earnings                                                   5,096
      Retained earnings - current year                                   23,024
      Dividends: Common shares                                           (3,000)
      Long-term debt excluding amt due within one year                  163,500
--------------------------------------------------------------------------------
          Total Capitalization                                          712,393
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Short-term debt                                                    15,000
      Accounts payable                                                    5,369
      Accounts payable - associated companies                            15,642
      Customer deposits                                                   2,713
      Taxes accrued                                                      18,868
      Interest accrued                                                    1,146
      Refunds due customers within one year                               4,426
      Notes payable to associated companies                             150,468
      Other accruals                                                     46,494
--------------------------------------------------------------------------------
          Total current liabilities                                     260,126
--------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                             239,303
      Deferred investment tax credits                                     3,267
      Other non-current liabilities                                       8,955
--------------------------------------------------------------------------------
          Total other                                                   251,525
--------------------------------------------------------------------------------
TOTAL LIABILITIES                                                    $1,224,044
================================================================================

                                                                      EXHIBIT #6
                            Northern Utilities, Inc.
                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                                File No. 70-9681
                                    Item #11

As of March 31, (in thousands)                                            2001
-------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                   $ 247,343
        Less - accum. provision for depreciation                       (44,930)
-------------------------------------------------------------------------------
          Total Utility Plant - net                                    202,413
-------------------------------------------------------------------------------
     Other property, at cost, less accum. depreciation                   2,851
-------------------------------------------------------------------------------
          Total Property, Plant and Equipment                          205,264
-------------------------------------------------------------------------------
INVESTMENTS:
     Investments at cost                                                     2
-------------------------------------------------------------------------------
          Total Investments                                                  2
-------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                           1,441
     Notes receivable                                                      294
     Accounts receivable - less reserve                                 20,465
     Accounts receivable - associated companies                          2,493
     Gas adjustment clause                                              11,693
     Material and supplies at average cost                               1,147
     Natural gas in storage - weighted average                           3,440
     Prepayments and other                                               3,035
-------------------------------------------------------------------------------
          Total Current Assets                                          44,008
-------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                   7,892
     Intangible assets                                                   1,153
     Deferred charges and other                                          3,471
-------------------------------------------------------------------------------
          Total Other Assets                                            12,516
-------------------------------------------------------------------------------
 TOTAL ASSETS                                                        $ 261,790
===============================================================================

CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shares without par value                                 $      1
      Additional paid-in-capital                                       109,062
      Retained earnings                                                   (562)
      Retained earnings - current year                                   3,510
      Long-term debt excluding amt due within one year                  20,500
-------------------------------------------------------------------------------
          Total Capitalization                                         132,511
-------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Short-term debt                                                   25,833
      Accounts payable                                                     112
      Accounts payable - associated companies                              310
      Customer deposits                                                    668
      Taxes accrued                                                      5,249
      Interest accrued                                                     357
      Refunds due customers within one year                                835
      Notes payable to associated companies                             27,033
      Other accruals                                                    17,148
-------------------------------------------------------------------------------
          Total current liabilities                                     77,545
-------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                             47,467
      Deferred investment tax credits                                      306
      Other non-current liabilities                                      3,961
-------------------------------------------------------------------------------
          Total other                                                   51,734
-------------------------------------------------------------------------------
TOTAL LIABILITIES                                                     $261,790
===============================================================================

                                                                     EXHIBIT #7
                           Kokomo Gas and Fuel Company
                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                                File No. 70-9681
                                    Item #11

As of March 31, (in thousands)                                             2001
-------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                     $ 77,212
        Less - accum. provision for depreciation                        (35,509)
--------------------------------------------------------------------------------
          Total Utility Plant - net                                      41,703
--------------------------------------------------------------------------------
          Total Property, Plant and Equipment                            41,703
--------------------------------------------------------------------------------
INVESTMENTS:
     Investments at cost                                                      5
--------------------------------------------------------------------------------
          Total Investments                                                   5
--------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                              806
     Accounts receivable - less reserve                                   7,928
     Accounts receivable - associated companies                              29
     Material and supplies at average cost                                  511
     Natural gas in storage - weighted average                              676
     Gas adjustment clause                                                4,996
     Prepayments and other                                                   51
--------------------------------------------------------------------------------
          Total Current Assets                                           14,997
--------------------------------------------------------------------------------
OTHER ASSETS:
     Deferred charges and other                                              63
--------------------------------------------------------------------------------
          Total Other Assets                                                 63
--------------------------------------------------------------------------------
 TOTAL ASSETS                                                          $ 56,768
================================================================================

--------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shares without par value                                  $ 46,170
      Retained earnings                                                 (10,331)
      Retained earnings - current year                                      753
      Dividends: Common shares                                             (600)
--------------------------------------------------------------------------------
          Total Capitalization                                           35,992
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Accounts payable                                                      354
      Accounts payable - associated companies                             5,883
      Customer deposits                                                     477
      Taxes accrued                                                         585
      Interest accrued                                                      123
      Notes payable to associated companies                               5,287
      Other accruals                                                      1,281
--------------------------------------------------------------------------------
          Total current liabilities                                      13,990
--------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                               3,369
      Deferred investment tax credits                                       528
      Customer advances                                                      10
      Post retirement benefits accrued                                      317
      Regulatory income tax liability                                     1,477
      Other non-current liabilities                                       1,085
--------------------------------------------------------------------------------
          Total other                                                     6,786
--------------------------------------------------------------------------------
TOTAL LIABILITIES                                                      $ 56,768
================================================================================

                     NORTHERN INDIANA FUEL AND LIGHT COMPANY
                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                                File No. 70-9681
                                    Item #11

As of March 31, (in thousands)                                             2001
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                     $ 70,328
        Less - accum. provision for depreciation                        (23,862)
--------------------------------------------------------------------------------
          Total Utility Plant - net                                      46,466
--------------------------------------------------------------------------------
     Other property, at cost, less accum. depreciation                      932
--------------------------------------------------------------------------------
          Total Property, Plant and Equipment                            47,398
--------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                              351
     Accounts receivable - less reserve                                  10,348
     Accounts receivable - associated companies                              85
     Gas adjustment clause                                                6,156
     Material and supplies at average cost                                  421
     Natural gas in storage - weighted average                              921
     Prepayments and other                                                   39
--------------------------------------------------------------------------------
          Total Current Assets                                           18,321
--------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                      157
--------------------------------------------------------------------------------
          Total Other Assets                                                157
--------------------------------------------------------------------------------
TOTAL ASSETS                                                           $ 65,876
================================================================================

--------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shares without par value                                   $30,674
      Retained earnings                                                  12,318
      Retained earnings - current year                                    1,601
--------------------------------------------------------------------------------
          Total Capitalization                                           44,593
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Notes payable to associated companies                                 700
      Accounts payable                                                    1,533
      Accounts payable - associated companies                             3,654
      Customer deposits                                                     152
      Taxes accrued                                                       2,317
      Interest accrued                                                       32
      Other accruals                                                      1,967
--------------------------------------------------------------------------------
          Total current liabilities                                      10,355
--------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                               4,682
      Deferred investment tax credits                                       345
      Customer advances                                                     197
      Deferred credits                                                    3,788
      Regulatory income tax liability                                     1,916
--------------------------------------------------------------------------------
          Total other                                                    10,928
--------------------------------------------------------------------------------
TOTAL LIABILITIES                                                       $65,876
================================================================================